UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Francis T. McCarron, Executive Vice President and Chief Financial Officer
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 7

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 28,016,958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 28,016,958
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 28,016,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 7

1	NAME OF REPORTING PERSON David M. Maura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 3 of 7

1	NAME OF REPORTING PERSON Tyler Kolarik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 4 of 7

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by Harbinger Group Inc. on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011 and Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711. Messrs. Maura and Kolarik were previously included as reporting persons in the Schedule 13D amendments filed by Harbinger Capital Partners Master Fund I, Ltd. and the other reporting persons identified therein on January 12, 2011, July 1, 2011, July 26, 2011, August 2, 2011 and September 16, 2011.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

“(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”), David M. Maura, an Executive Vice President and director of HGI and Tyler Kolarik, an employee of HGI (collectively, the "Reporting Persons"). Certain of the Shares beneficially owned by HGI are held in the name of HGI Fund, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HGI. The principal business address of HGI, David M. Maura, Tyler Kolarik and HGI's officers and directors is 450 Park Avenue, 27th Floor, New York, NY 10022. Messrs. Maura and Kolarik are United States citizens.

The shares of Issuer common stock reported herein may also be deemed to be indirectly beneficially owned by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the  general partner of the Special Fund; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Harbinger Holdings and Philip Falcone are referred to herein as a “Harbinger Person”, and collectively are referred to as the “Harbinger Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland. Each of Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) None of the Reporting Persons, none of the officers and directors of HGI and none of the Harbinger Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, none of the officers and directors of HGI and none of the Harbinger Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“Harbinger Group Inc.

As of the date hereof HGI beneficially owns 28,016,958 shares of Issuer common stock.

Except as discussed below with respect to Philip Falcone, the Chairman of the Board and Chief Executive Officer of HGI and David M. Maura, none of the other executive officers or directors of HGI beneficially own any shares of Issuer common stock. Mr. Kolarik is not an executive officer or director of HGI.

As further described in Item 4 below, 27,756,905 of the shares of Issuer common stock reported herein as beneficially owned by HGI were acquired pursuant to the terms of the Contribution and Exchange Agreement (as amended, the “Exchange Agreement”), dated as of September 10, 2010, entered into by and among HGI and the Master Fund, the Special Fund and Global Opportunities Breakaway Ltd. (the “Breakaway Fund”, and together with the Master Fund and the Special Fund, the “HCP Parties”). Pursuant to the Exchange Agreement, the Master Fund contributed to HGI 21,312,372 shares of Issuer common stock, the Special Fund contributed to HGI 4,333,891 shares of Issuer common stock and the Breakaway Fund contributed to HGI 2,110,642 shares of Issuer common stock. In exchange for the shares of Issuer common stock, HGI issued 92,069,447 shares of HGI common stock, par value $0.01 per share (“HGI common stock”), to the Master Fund, 18,722,409 shares of HGI common stock to the Special Fund and 9,117,974 shares of HGI common stock to the Breakaway Fund, or an aggregate of 119,909,829 shares of HGI common stock to the HCP Parties.  The remainder of the shares of Issuer common stock reported herein as beneficially owned by HGI was purchased by HGI using cash on hand in occasional open-market transactions or pursuant to a Purchase Instruction described in Amendment No. 5 to Schedule 13D filed by HGI on December 13, 2011.

David M. Maura and Tyler Kolarik

As of the date hereof David M. Maura may be deemed to beneficially own 20,000 Shares.

As of the date hereof Tyler Kolarik may be deemed to beneficially own 3,000 Shares.

The Harbinger Persons

As of the date hereof the Master Fund may be deemed to beneficially own 79,100 shares of Issuer common stock.

As of the date hereof Harbinger LLC may be deemed to beneficially own 79,100 shares of Issuer common stock.

As of the date hereof the Special Fund may be deemed to beneficially own 101,089 shares of Issuer common stock.

As of the date hereof HCPSS may be deemed to beneficially own 101,089 shares of Issuer common stock.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 180,189 shares of Issuer common stock.

As of the date hereof Philip Falcone may be deemed to beneficially own 180,189 shares of Issuer common stock.

The Master Fund and the Special Fund held certain debt securities of Spectrum Brands, Inc., which were subsequently converted into the right to receive shares of Issuer common stock, in an account at Lehman Brothers International (Europe) (“LBIE”).  On September 15, 2008, LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as its joint administrators (the “Joint Administrators”). The Joint Administrators have advised that 449,309 and 15,493 of the shares of Issuer common stock held by the Master Fund and the Special Fund, respectively, were rehypothecated (such shares, the “Rehypothecated Shares”). The Master Fund and the Special Fund each believe at this time that the Rehypothecated Shares will not be recoverable. Accordingly, the number of Rehypothecated Shares has been excluded from the ownership of the shares of Issuer common stock of the Master Fund and Special Fund reported herein. The Master Fund and the Special Fund do not waive any arguments that they are entitled to recover the Rehypothecated Shares and expressly reserve such arguments.

The remaining 79,100 and 101,089 shares of the Issuer common stock (the “LBIE Shares”) reported in this Schedule 13D as beneficially owned by the Master Fund and the Special Fund, respectively, are non-Rehypothecated Shares that are also held at LBIE. The timing and likelihood of the return of the LBIE Shares is uncertain at this time. Until returned, the Master Fund’s and the Special Fund’s ability to effect any transactions with the LBIE Shares may be limited.  Except for the LBIE Shares, the Master Fund and the Special Fund do not directly hold any other shares of Issuer common stock.”

CUSIP No. 84763R101	Page 5 of 7

Item 4.   Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 to the Schedule 13D are hereby amended and restated as follows:

 “References to percentage ownerships of shares of Issuer common stock in this Schedule 13D are based upon the 51,803,519 shares of Issuer common stock believed to be outstanding as of January 17, 2012.  The Shares reported as beneficially owned by each Reporting Person in this Schedule 13D does not include the Shares beneficially owned by the other Reporting Persons or the Harbinger Persons.  As a result of the arrangements among the Reporting Persons and the Harbinger Persons described in this Schedule 13D, the Reporting Persons and the Harbinger Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the 28,220,147 shares of Issuer common stock (or 54.5% of the outstanding shares of Issuer common stock) owned by the Harbinger Persons and the Reporting Persons in the aggregate as of the date of this Schedule 13D. Each of the Reporting Persons and each of the Harbinger Persons specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such shares.

 (a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 28,016,958 shares of Issuer common stock, constituting 54.1% of the outstanding shares of Issuer common stock.

HGI has the sole power to vote or direct the vote of 28,016,958 shares of Issuer common stock; has the shared power to vote or direct the vote of 0 shares of Issuer common stock; has sole power to dispose or direct the disposition of 28,016,958 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 0 shares of Issuer common stock.

 (a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 20,000 Shares, constituting less than 1% of the Shares.

Mr. Maura has the sole power to vote or direct the vote of 20,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 20,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Tyler Kolarik may be deemed to be the beneficial owner of 3,000 Shares, constituting less than 1% of the Shares.

Mr. Kolarik has the sole power to vote or direct the vote of 3,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 3,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

CUSIP No. 84763R101	Page 6 of 7

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares of the Issuer. Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

(c) Set forth on Exhibit N hereto are the trade dates, number of Shares purchased and the price per Share for all transactions by the Reporting Persons for the past 60 days.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit M:	Joint Filing Agreement

Exhibit N:	Transactions in the Shares by HGI

CUSIP No. 84763R101	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

January 19, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Exhibit M
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

January 19, 2012

Exhibit N

TRANSACTIONS IN THE SHARES BY HGI

Date of Transaction	Price per Share	Number of Shares Purchased Pursuant to Purchase Instruction
12/13/2011	$26.6000	250
12/13/2011	$26.6100	200
12/13/2011	$26.6200	100
12/13/2011	$26.6300	50
12/13/2011	$26.6400	153
12/13/2011	$26.6500	150
12/13/2011	$26.6700	100
12/13/2011	$26.6800	200
12/13/2011	$26.6900	100
12/13/2011	$26.7000	100
12/13/2011	$26.7100	100
12/13/2011	$26.7300	50
12/13/2011	$26.7400	200
12/13/2011	$26.7500	200
12/13/2011	$26.7900	50
12/13/2011	$26.8000	100
12/13/2011	$26.8400	100
12/16/2011	$26.7100	200
12/16/2011	$26.6900	100
12/16/2011	$26.6700	50
12/16/2011	$26.6600	150
12/16/2011	$26.6500	50
12/16/2011	$26.6400	50
12/16/2011	$26.6100	50
12/20/2011	$26.6000	100
12/20/2011	$26.6100	50
12/20/2011	$26.6200	250
12/20/2011	$26.6300	50
12/20/2011	$26.6400	748
12/20/2011	$26.6500	700
12/20/2011	$26.6600	415
12/20/2011	$26.6700	150
12/20/2011	$26.6800	350
12/20/2011	$26.7000	350
12/20/2011	$26.7100	50
12/20/2011	$26.7200	100
12/20/2011	$26.7300	1,900
12/20/2011	$26.7400	200
12/20/2011	$26.7500	6,349
12/20/2011	$26.7600	350
12/20/2011	$26.7700	650
12/20/2011	$26.7800	200
12/20/2011	$26.7900	400
12/20/2011	$26.8000	700
12/20/2011	$26.8100	649
12/20/2011	$26.8200	150
12/20/2011	$26.8300	403
12/20/2011	$26.8400	1,151
12/20/2011	$26.8500	2,048
12/20/2011	$26.8600	350
12/20/2011	$26.8700	200
12/20/2011	$26.8800	150
12/20/2011	$26.8900	350
12/20/2011	$26.9000	1,287
12/20/2011	$26.9100	50
12/20/2011	$26.9200	50
12/21/2011	$26.6600	50
12/21/2011	$26.7500	605
12/21/2011	$26.7600	66
12/21/2011	$26.7700	200
12/21/2011	$26.7800	150
12/21/2011	$26.7900	334
12/21/2011	$26.8000	100
12/21/2011	$26.8100	100
12/21/2011	$26.8200	50
12/21/2011	$26.8300	450
12/21/2011	$26.8400	452
12/21/2011	$26.8500	1,845
12/21/2011	$26.8600	200
12/21/2011	$26.8700	150
12/21/2011	$26.8800	1,000
12/21/2011	$26.8900	100
12/21/2011	$26.9000	100
12/21/2011	$26.9100	450
12/21/2011	$26.9200	350
12/21/2011	$26.9300	100
12/21/2011	$26.9400	600
12/21/2011	$26.9500	1,589
12/21/2011	$26.9600	400
12/21/2011	$26.9700	450
12/21/2011	$26.9800	700
12/21/2011	$26.9850	50
12/21/2011	$26.9900	750
12/21/2011	$27.0000	2,000
12/21/2011	$27.0100	2,759
12/21/2011	$27.0200	350
12/21/2011	$27.0300	50
12/21/2011	$27.0400	100
12/21/2011	$27.0500	350
12/21/2011	$27.0600	150
12/21/2011	$27.0700	300
12/21/2011	$27.1000	50
12/22/2011	$27.0500	250
12/22/2011	$27.1000	250
12/22/2011	$27.1100	1,728
12/22/2011	$27.1200	625
12/22/2011	$27.1300	150
12/22/2011	$27.1400	225
12/22/2011	$27.1500	4,070
12/22/2011	$27.1800	80
12/22/2011	$27.2100	339
12/22/2011	$27.2200	1,511
12/22/2011	$27.2300	1,150
12/22/2011	$27.2400	542
12/22/2011	$27.2500	3,330
12/22/2011	$27.2700	200
12/22/2011	$27.3000	1,250
12/23/2011	$26.6900	50
12/23/2011	$26.7200	100
12/23/2011	$26.7300	200
12/23/2011	$26.7400	300
12/23/2011	$26.7500	850
12/23/2011	$26.7700	150
12/23/2011	$26.7800	50
12/23/2011	$26.8000	50
12/23/2011	$26.8100	50
12/23/2011	$26.8200	100
12/23/2011	$26.8250	50
12/23/2011	$26.8300	150
12/23/2011	$26.8400	100
12/23/2011	$26.8500	350
12/23/2011	$26.8600	50
12/23/2011	$26.8700	200
12/23/2011	$26.8800	100
12/23/2011	$26.8900	500
12/23/2011	$26.9000	1,100
12/23/2011	$26.9100	50
12/23/2011	$26.9200	150
12/23/2011	$26.9300	150
12/23/2011	$26.9400	150
12/23/2011	$26.9500	150
12/23/2011	$26.9600	150
12/23/2011	$26.9800	250
12/23/2011	$27.0000	950
12/23/2011	$27.0200	50
12/23/2011	$27.0300	100
12/23/2011	$27.0400	150
12/23/2011	$27.0500	100
12/23/2011	$27.0600	50
12/23/2011	$27.0700	50
12/23/2011	$27.0800	100
12/23/2011	$27.0900	200
12/23/2011	$27.1000	422
12/23/2011	$27.1100	536
12/23/2011	$27.1200	642
12/23/2011	$27.1300	450
12/23/2011	$27.1400	400
12/23/2011	$27.1500	600
12/23/2011	$27.1600	600
12/23/2011	$27.1700	256
12/23/2011	$27.1800	444
12/23/2011	$27.1900	600
12/23/2011	$27.2000	200
12/23/2011	$27.2100	100
12/23/2011	$27.2200	500
12/23/2011	$27.2300	150
12/23/2011	$27.2400	200
12/23/2011	$27.2500	900
12/23/2011	$27.3100	200
12/23/2011	$27.3300	200
12/23/2011	$27.3400	300
12/23/2011	$27.3500	50
12/23/2011	$27.3700	350
12/23/2011	$27.3800	50
12/23/2011	$27.3900	100
12/23/2011	$27.4000	150
12/23/2011	$27.4200	50
12/23/2011	$27.4300	200
12/23/2011	$27.4400	400
12/23/2011	$27.4500	300
12/23/2011	$27.4600	400
12/23/2011	$27.4900	150
12/23/2011	$27.5300	350
12/23/2011	$27.5500	25
12/23/2011	$27.5600	25
12/27/2011	$26.7600	50
12/27/2011	$26.7700	600
12/27/2011	$26.7800	1,000
12/27/2011	$26.7900	1,050
12/27/2011	$26.8000	850
12/27/2011	$26.8100	650
12/27/2011	$26.8200	650
12/27/2011	$26.8300	700
12/27/2011	$26.8400	700
12/27/2011	$26.8500	1,319
12/27/2011	$26.8600	776
12/27/2011	$26.8700	1,445
12/27/2011	$26.8800	1,305
12/27/2011	$26.8900	1,062
12/27/2011	$26.9000	1,543
12/27/2011	$26.9100	407
12/27/2011	$26.9200	250
12/27/2011	$26.9300	143
12/27/2011	$26.9600	135
12/27/2011	$26.9700	165
12/27/2011	$26.9800	50
12/27/2011	$26.9900	200
12/27/2011	$27.0200	150
12/27/2011	$27.0500	150
12/27/2011	$27.0600	50
12/27/2011	$27.1000	100
12/27/2011	$27.1600	50
12/27/2011	$27.1700	50
12/27/2011	$27.1800	50
12/27/2011	$27.1900	100
12/27/2011	$27.1950	50
12/27/2011	$27.2100	50
12/28/2011	$27.0000	50
12/28/2011	$27.0100	50
12/28/2011	$27.0200	50
12/28/2011	$27.0300	50
12/28/2011	$27.0400	100
12/28/2011	$27.0500	100
12/28/2011	$27.0600	300
12/28/2011	$27.0700	300
12/28/2011	$27.0800	50
12/28/2011	$27.0900	106
12/28/2011	$27.1000	50
12/28/2011	$27.1100	286
12/28/2011	$27.1200	50
12/28/2011	$27.1300	550
12/28/2011	$27.1400	100
12/28/2011	$27.1500	300
12/28/2011	$27.1600	150
12/28/2011	$27.1700	100
12/28/2011	$27.1800	58
12/28/2011	$27.1900	57
12/28/2011	$27.2000	50
12/28/2011	$27.2100	50
12/28/2011	$27.2200	100
12/28/2011	$27.2400	950
12/28/2011	$27.2500	250
12/28/2011	$27.2600	1,150
12/28/2011	$27.2700	200
12/28/2011	$27.2800	228
12/28/2011	$27.2900	150
12/28/2011	$27.3000	422
12/28/2011	$27.3100	100
12/28/2011	$27.3200	200
12/28/2011	$27.3300	550
12/28/2011	$27.3400	343
12/28/2011	$27.3500	150
12/28/2011	$27.3600	100
12/28/2011	$27.3700	150
12/28/2011	$27.3800	100
12/28/2011	$27.3900	200
12/28/2011	$27.4000	300
12/28/2011	$27.4100	150
12/28/2011	$27.4200	50
12/28/2011	$27.4300	50
12/28/2011	$27.4400	200
12/28/2011	$27.4500	50
12/28/2011	$27.4600	90
12/28/2011	$27.4700	10
12/28/2011	$27.4800	100
12/28/2011	$27.5300	100
12/28/2011	$27.5400	300
12/28/2011	$27.5800	50
12/28/2011	$27.5900	100
12/28/2011	$27.6000	100
12/28/2011	$27.6100	300
12/28/2011	$27.6200	150
12/28/2011	$27.6300	250
12/28/2011	$27.6400	650
12/28/2011	$27.6500	450
12/28/2011	$27.6600	150
12/28/2011	$27.6700	100
12/28/2011	$27.6900	300
12/28/2011	$27.7000	100
12/28/2011	$27.7100	250
12/28/2011	$27.7200	350
12/28/2011	$27.7300	200
12/29/2011	$26.8900	100
12/29/2011	$26.9000	100
12/29/2011	$26.9200	100
12/29/2011	$26.9300	200
12/29/2011	$26.9400	50
12/29/2011	$26.9500	550
12/29/2011	$26.9600	50
12/29/2011	$26.9800	750
12/29/2011	$26.9900	450
12/29/2011	$27.0000	850
12/29/2011	$27.0100	200
12/29/2011	$27.0200	200
12/29/2011	$27.0300	150
12/29/2011	$27.0400	150
12/29/2011	$27.0500	200
12/29/2011	$27.0600	395
12/29/2011	$27.0700	500
12/29/2011	$27.0800	26
12/29/2011	$27.0900	129
12/29/2011	$27.1000	50
12/29/2011	$27.1100	100
12/29/2011	$27.1300	50
12/29/2011	$27.1400	150
12/29/2011	$27.1500	50
12/29/2011	$27.1600	100
12/29/2011	$27.1700	100
12/29/2011	$27.1800	50
12/29/2011	$27.1900	250
12/29/2011	$27.1950	50
12/29/2011	$27.2000	350
12/29/2011	$27.2100	53
12/29/2011	$27.2200	197
12/29/2011	$27.2500	51
12/29/2011	$27.2700	300
12/29/2011	$27.3000	150
12/29/2011	$27.3100	349
12/29/2011	$27.3200	150
12/29/2011	$27.3300	88
12/29/2011	$27.3400	50
12/29/2011	$27.3500	100
12/29/2011	$27.3600	162
12/29/2011	$27.3700	50
12/29/2011	$27.3900	50
12/29/2011	$27.4000	300
12/29/2011	$27.4200	100
12/29/2011	$27.4300	200
12/29/2011	$27.4400	550
12/29/2011	$27.4600	100
12/29/2011	$27.4700	550
12/30/2011	$27.4400	44
12/30/2011	$27.4500	100
12/30/2011	$27.4800	550
12/30/2011	$27.4900	629
12/30/2011	$27.4950	100
12/30/2011	$27.5000	557
12/30/2011	$27.5050	100
12/30/2011	$27.5100	800
12/30/2011	$27.5150	50
12/30/2011	$27.5200	850
12/30/2011	$27.5300	407
12/30/2011	$27.5350	50
12/30/2011	$27.5400	1,593
12/30/2011	$27.5500	1,370
12/30/2011	$27.5600	700
12/30/2011	$27.5700	50
12/30/2011	$27.5900	250
12/30/2011	$27.6000	72
12/30/2011	$27.6100	150
12/30/2011	$27.6300	200
12/30/2011	$27.6400	100
12/30/2011	$27.6500	412
12/30/2011	$27.6550	50
12/30/2011	$27.6600	350
12/30/2011	$27.6700	388
12/30/2011	$27.6800	650
12/30/2011	$27.6900	180
12/30/2011	$27.7000	400
12/30/2011	$27.7100	150
12/30/2011	$27.7200	1,750
12/30/2011	$27.7500	250
12/30/2011	$27.7700	386
12/30/2011	$27.7800	150
12/30/2011	$27.7900	253
12/30/2011	$27.8000	751
12/30/2011	$27.8200	108
12/30/2011	$27.8600	50
1/3/2012	$28.0000	691
1/3/2012	$28.0200	50
1/3/2012	$28.0700	50
1/3/2012	$28.0900	350
1/3/2012	$28.1000	300
1/3/2012	$28.1100	100
1/3/2012	$28.1200	50
1/3/2012	$28.1300	500
1/3/2012	$28.1400	700
1/3/2012	$28.1500	1,400
1/3/2012	$28.1600	450
1/3/2012	$28.1700	1,212
1/3/2012	$28.1800	1,200
1/3/2012	$28.1900	700
1/3/2012	$28.1950	50
1/3/2012	$28.2000	2,219
1/3/2012	$28.2100	800
1/3/2012	$28.2200	450
1/3/2012	$28.2300	650
1/3/2012	$28.2400	1,000
1/3/2012	$28.2500	1,000
1/3/2012	$28.2600	750
1/3/2012	$28.2700	250
1/3/2012	$28.2750	100
1/3/2012	$28.2800	550
1/3/2012	$28.2900	500
1/3/2012	$28.3000	31
1/3/2012	$28.3100	100
1/3/2012	$28.3200	100
1/3/2012	$28.3300	100
1/3/2012	$28.3400	147
1/3/2012	$28.3600	150
1/4/2012	$28.0900	200
1/4/2012	$28.1000	100
1/4/2012	$28.1200	100
1/4/2012	$28.1300	102
1/4/2012	$28.1400	50
1/4/2012	$28.1500	50
1/4/2012	$28.1600	150
1/4/2012	$28.1900	400
1/4/2012	$28.2000	752
1/4/2012	$28.2100	250
1/4/2012	$28.2200	246
1/4/2012	$28.2300	900
1/4/2012	$28.2400	700
1/4/2012	$28.2500	1,849
1/4/2012	$28.2600	501
1/4/2012	$28.2700	500
1/4/2012	$28.2800	100
1/4/2012	$28.2900	100
1/4/2012	$28.3000	50
1/5/2012	$27.9300	100
1/5/2012	$27.9400	50
1/5/2012	$27.9500	100
1/5/2012	$27.9800	50
1/5/2012	$27.9900	50
1/5/2012	$28.0000	200
1/5/2012	$28.0200	50
1/5/2012	$28.0300	50
1/5/2012	$28.0500	50
1/5/2012	$28.0600	200
1/5/2012	$28.0700	200
1/5/2012	$28.1000	5
1/5/2012	$28.1100	95
1/5/2012	$28.1200	50
1/5/2012	$28.1600	250
1/5/2012	$28.2000	200
1/5/2012	$28.2200	100
1/5/2012	$28.2300	50
1/5/2012	$28.2400	230
1/5/2012	$28.2500	550
1/5/2012	$28.2700	318
1/5/2012	$28.2800	250
1/5/2012	$28.3000	100
1/5/2012	$28.3300	50
1/5/2012	$28.3400	100
1/5/2012	$28.3500	50
1/5/2012	$28.3600	100
1/5/2012	$28.3800	50
1/5/2012	$28.4100	100
1/5/2012	$28.4200	350
1/5/2012	$28.4300	392
1/5/2012	$28.4400	58
1/5/2012	$28.4500	50
1/5/2012	$28.4900	350
1/5/2012	$28.5000	1,550
1/5/2012	$28.5200	102
1/5/2012	$28.5400	100
1/5/2012	$28.5600	100
1/5/2012	$28.6000	100
1/5/2012	$28.6200	100
1/6/2012	$28.0300	50
1/6/2012	$28.0400	50
1/6/2012	$28.0600	50
1/6/2012	$28.0700	75
1/6/2012	$28.0900	150
1/6/2012	$28.1000	100
1/6/2012	$28.1100	50
1/6/2012	$28.1200	150
1/6/2012	$28.1300	450
1/6/2012	$28.1400	150
1/6/2012	$28.1500	1,200
1/6/2012	$28.1600	900
1/6/2012	$28.1700	775
1/6/2012	$28.1800	250
1/6/2012	$28.1900	200
1/6/2012	$28.2000	100
1/6/2012	$28.2200	300
1/6/2012	$28.2300	50
1/6/2012	$28.2400	100
1/6/2012	$28.2500	650
1/6/2012	$28.2600	150
1/6/2012	$28.2900	100
1/6/2012	$28.3200	50
1/9/2012	$27.8000	50
1/9/2012	$27.8100	200
1/9/2012	$27.8300	50
1/9/2012	$27.8500	50
1/9/2012	$27.9500	150
1/9/2012	$27.9700	100
1/9/2012	$27.9800	50
1/9/2012	$28.0400	100
1/9/2012	$28.0600	100
1/9/2012	$28.1100	50
1/9/2012	$28.1200	50
1/9/2012	$28.1400	50
1/9/2012	$28.1600	150
1/9/2012	$28.1700	200
1/9/2012	$28.1900	200
1/9/2012	$28.2000	352
1/9/2012	$28.2100	248
1/9/2012	$28.2200	500
1/9/2012	$28.2300	700
1/9/2012	$28.2400	450
1/9/2012	$28.2500	2,800
1/9/2012	$28.2600	1,400
1/9/2012	$28.2700	450
1/9/2012	$28.2800	350
1/9/2012	$28.2900	300
1/9/2012	$28.3000	400
1/9/2012	$28.3100	450
1/9/2012	$28.3200	1,500
1/9/2012	$28.3300	550
1/9/2012	$28.3400	850
1/9/2012	$28.3500	700
1/9/2012	$28.3600	450
1/9/2012	$28.3900	100
1/10/2012	$28.6000	100
1/10/2012	$28.6200	50
1/10/2012	$28.7800	50
1/10/2012	$28.7850	50
1/10/2012	$28.7900	100
1/10/2012	$28.8000	1,150
1/10/2012	$28.8100	150
1/10/2012	$28.8200	150
1/10/2012	$28.8300	300
1/10/2012	$28.8400	550
1/10/2012	$28.8500	800
1/10/2012	$28.8550	50
1/10/2012	$28.8600	100
1/10/2012	$28.8650	50
1/10/2012	$28.8700	500
1/10/2012	$28.8800	309
1/10/2012	$28.8900	1,600
1/10/2012	$28.9000	200
1/10/2012	$28.9100	200
1/10/2012	$28.9200	100
1/10/2012	$28.9300	300
1/10/2012	$28.9500	50
1/10/2012	$28.9600	200
1/10/2012	$28.9700	450
1/10/2012	$28.9800	250
1/10/2012	$28.9900	452
1/10/2012	$29.0000	450
1/10/2012	$29.0100	400
1/10/2012	$29.0200	440
1/10/2012	$29.0300	500
1/10/2012	$29.0400	200
1/10/2012	$29.0500	299
1/10/2012	$29.0600	300
1/10/2012	$29.0700	100
1/10/2012	$29.0800	400
1/10/2012	$29.0900	50
1/10/2012	$29.1000	300
1/10/2012	$29.1100	450
1/10/2012	$29.1200	250
1/10/2012	$29.1500	50
1/10/2012	$29.1600	50
1/10/2012	$29.1700	100
1/10/2012	$29.2100	150
1/10/2012	$29.2200	50
1/10/2012	$29.2300	100
1/11/2012	$28.8300	19
1/11/2012	$28.8500	200
1/11/2012	$28.8600	18
1/11/2012	$28.8700	150
1/11/2012	$28.8800	50
1/11/2012	$28.8900	432
1/11/2012	$28.9000	2,232
1/11/2012	$28.9100	309
1/11/2012	$28.9200	100
1/11/2012	$28.9300	100
1/11/2012	$28.9400	50
1/11/2012	$28.9500	150
1/11/2012	$28.9600	400
1/11/2012	$28.9700	2,941
1/11/2012	$28.9800	150
1/11/2012	$28.9900	209
1/11/2012	$29.0000	1,461
1/11/2012	$29.0300	341
1/11/2012	$29.0400	100
1/11/2012	$29.0500	350
1/11/2012	$29.0700	38
1/11/2012	$29.0900	50
1/11/2012	$29.1000	550
1/11/2012	$29.1100	250
1/11/2012	$29.1200	400
1/11/2012	$29.1300	450
1/11/2012	$29.1400	350
1/11/2012	$29.1500	450
1/11/2012	$29.1600	150
1/11/2012	$29.1700	250
1/11/2012	$29.1800	400
1/11/2012	$29.1900	50
1/11/2012	$29.2000	100
1/11/2012	$29.2100	150
1/11/2012	$29.2150	50
1/11/2012	$29.2200	350
1/11/2012	$29.2300	150
1/11/2012	$29.2600	50
1/12/2012	$28.8900	100
1/12/2012	$28.9600	50
1/12/2012	$28.9800	150
1/12/2012	$28.9900	400
1/12/2012	$29.0000	412
1/12/2012	$29.0100	539
1/12/2012	$29.0200	1,550
1/12/2012	$29.0300	1,199
1/12/2012	$29.0400	650
1/12/2012	$29.0500	171
1/12/2012	$29.0600	250
1/12/2012	$29.0700	200
1/12/2012	$29.0800	300
1/12/2012	$29.0900	100
1/12/2012	$29.1000	201
1/12/2012	$29.1100	100
1/12/2012	$29.1200	300
1/12/2012	$29.1300	50
1/12/2012	$29.1400	300
1/12/2012	$29.1500	200
1/12/2012	$29.1700	128
1/12/2012	$29.2100	50
1/12/2012	$29.2500	100
1/13/2012	$28.8200	50
1/13/2012	$28.8300	250
1/13/2012	$28.8400	50
1/13/2012	$28.8500	650
1/13/2012	$28.8700	150
1/13/2012	$28.8900	200
1/13/2012	$28.9000	950
1/13/2012	$28.9100	250
1/13/2012	$28.9200	1,400
1/13/2012	$28.9300	400
1/13/2012	$28.9400	100
1/13/2012	$28.9500	900
1/13/2012	$28.9600	500
1/13/2012	$28.9700	500
1/13/2012	$28.9800	250
1/13/2012	$28.9900	50
1/13/2012	$29.0000	100
1/13/2012	$29.0100	50
1/13/2012	$29.0200	50
1/13/2012	$29.0300	100
1/13/2012	$29.0500	200
1/13/2012	$29.0600	50
1/13/2012	$29.0800	100
1/13/2012	$29.0900	200
1/17/2012	$29.4100	100
1/17/2012	$29.4300	50
1/17/2012	$29.4400	100
1/17/2012	$29.4500	100
1/17/2012	$29.4800	167
1/17/2012	$29.4900	400
1/17/2012	$29.5000	1,950
1/17/2012	$29.5100	2,525
1/17/2012	$29.5200	1,725
1/17/2012	$29.5300	300
1/17/2012	$29.5400	600
1/17/2012	$29.5500	1,100
1/17/2012	$29.5600	902
1/17/2012	$29.5700	431
1/17/2012	$29.5800	3,500
1/17/2012	$29.5850	50
1/17/2012	$29.5900	2,600
1/17/2012	$29.6000	2,200
1/17/2012	$29.6100	400
1/17/2012	$29.6200	350
1/17/2012	$29.6300	150
1/17/2012	$29.6600	50
1/17/2012	$29.6700	350
1/17/2012	$29.6800	250
1/17/2012	$29.6900	50
1/17/2012	$29.7000	150
1/18/2012	$29.4300	50
1/18/2012	$29.4400	50
1/18/2012	$29.4500	100
1/18/2012	$29.4600	100
1/18/2012	$29.4700	871
1/18/2012	$29.4800	4,029
1/18/2012	$29.4900	1,661
1/18/2012	$29.5000	8,990
1/18/2012	$29.5200	250
1/18/2012	$29.5300	350
1/18/2012	$29.5400	300
1/18/2012	$29.5500	700
1/18/2012	$29.5600	200
1/18/2012	$29.5700	150
1/18/2012	$29.6000	100
1/18/2012	$29.6200	100